Filed Pursuant to Rule 433

Registration No. 333-191608

The Western Union Company

$250,000,000

3.350% Notes due 2019

November 19, 2013

Pricing Term Sheet

Issuer:	The Western Union Company

Securities:	3.350% Notes due 2019

Format:	SEC-Registered

Trade Date:	November 19, 2013

Settlement Date:	November 22, 2013 (T+3)

Maturity Date:	May 22, 2019

Principal Amount:	$250,000,000

Price to Public:	99.960%

Net Proceeds (before expenses) to Issuer:	$248,400,000

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	1.250% due October 31, 2018

Benchmark Treasury Price / Yield:	99-15+ / 1.358%

Yield to Maturity:	3.358%

Coupon (Interest Rate):	3.350%

Interest Payment Dates:	Semi-annually on each May 22 and November 22 of each year, commencing on May 22, 2014

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 30 basis points

Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Business Days:	New York

CUSIP / ISIN:	959802 AT6 / US959802AT61

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, including repayment of indebtedness

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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